VIA EDGAR AND FACSIMILE

November 9, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Felldman Mall Properties, Inc. Amendment No. 2 to the Registration Statement on Form S-11 Filed October 22, 2004 Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we set forth below our response the first comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated November 8, 2004, with respect to Amendment No. 2 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on October 22, 2004.

The first Comment provides as follows:

1.	We note from your response to our comment no. 1 from our first letter dated September 10, 2004 that you believe that the private placement of these shares was completed prior to the filing of the Registration Statement and that pursuant to Rule 152 these private placements should not be integrated with this offering. We note from your response to our comment no. 1 from our last letter that the contribution agreements irrevocably fixed the percentage of the total number of shares of common stock and OP units that each contributor will receive but that the number of securities to be issued will not be determined until you price the offering. Since the number of shares to be issued has not been fixed, the contributors who are also executives of the company will be negotiating the number of shares to be issued and, as a result, the number of shares to be received by the contributors. As such it does not appear that you may rely upon Rule 152 since the material terms of the contribution agreements were not fixed prior to filing the Registration Statement. If you intend to rely instead upon an administrative position known as the “Macy’s Position,” please address why you believe that position would be available for Mr. Erhart since he is not currently part of management and does not appear to have been involved with the structuring of the proposed transaction.

As we previously indicated to the Staff in our letter dated September 30, 2004, the contribution agreements providing for the issuance of the Company’s common stock and OP units were executed prior to the initial filing of the Registration Statement on August 13, 2004. The Staff

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 9, 2004

has consistently taken the position that an otherwise valid private placement made in reliance on Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Rule 506 of Regulation D is not integrated with a subsequent offering of the same or similar securities under Rule 152 if the purchaser has completed its investment decision with regard to the private placement before the subsequent registered public offering is commenced. The Staff has further taken the position that a purchaser has completed its investment decision with regard to a private placement when the purchaser’s obligation to purchase the securities is set forth in a binding investment agreement. The recipients of the common stock and OP units were irrevocably bound to receive the common stock and OP units prior to the filing of the Registration Statement. Although the actual number of shares of common stock and OP units were not finally determined at the time of the initial filing of the Registration Statement, each of the contributors agreed to accept his proportionate share of the equity securities of the Company that the Company does not sell to the public in the Company’s initial public offering. As a legal and contractual matter, each of the contributors was bound to take his proportionate share of such equity securities regardless of what the actual numbers turn out to be. We believe that, as a result, Rule 152 is clearly available in this context.

Nevertheless, the Staff seems troubled by the notion that “the contributors who are also executives of the company will be negotiating the number of shares to be issued.” We wish to point out that the post-filing negotiations between the Company and its underwriters will relate to the determination of the midpoint of the initial public offering price range. These negotiations will in turn drive the number of equity securities that will available for allocation among the contributor group. The contributors as a group will not participate in these negotiations. Instead, the negotiations on behalf of the Company will be conducted through its board of directors. We are aware of course that the Company’s board is now comprised of two persons (Larry Feldman and Jim Bourg) who are part of the contributor group. However, Mr. Erhart is not on the board and will not join the board upon completion of the offering. Pursuant to his contribution agreement, he is bound to accept the number of equity securities that are allocated to him in the formation transactions and he does not have the right to participate (nor has he participated) in the post-filing negotiations with the underwriters. Thus, even if the Staff were to conclude that a contributor’s participation in post-filing negotiations would make Rule 152 unavailable for that contributor, no valid reason exists for concluding that Rule 152 is not available for Mr. Erhart. He is a contributor who signed a contribution agreement prior to the initial filing of the Company’s Registration Statement, will not participate in the post-filing negotiation, and will not have a say in the number of equity securities allocated to him as a result of the post-filing negotiations. In signing his contribution agreement, he is irrevocably bound to receive his allocable share under all circumstances assuming the initial public offering closes.

We also note the following: (i) Mr. Erhart is a highly sophisticated accredited investor who will be part of senior management of the Company upon completion of the initial public offering, (ii) he is the principal outside counsel of the Company’s predecessor and is familiar with all aspects of its business and transactions and (iii) he did participate, prior to the initial filing of the Registration Statement in the development of the terms and structure of the offering of OP units in the formation transactions. It is thus clear that Mr. Erhart does not need the protections afforded by federal securities laws.

United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 9, 2004

We would greatly appreciate the Staff’s concurrence with the views expressed above. Questions in connection with this letter should be directed to the undersigned at 212-878-8527.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein, Esq.

cc:	Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth Alexander G. Simpson, Esq.